January 19, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attention: James B. Rosenberg, Senior Assistant Chief Accountant
Washington, D.C. 20549

Re:	United Surgical Partners International, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009
File No. 333-144337
Dear Mr. Rosenberg:
     On behalf of United Surgical Partners International, Inc., a Delaware corporation (the “Company”), thank you for your continued efforts in resolving the Staff’s comments to our periodic filings as set forth in the Staff’s letter to the Company dated August 4, 2009 (the “Comment Letter”). At your request, we have further described in this letter our current position regarding comment number 2 (systemwide operating results). As you know, we have already agreed to a resolution of the other comments in the Comment Letter. The numbered paragraph and headings in bold below are taken from the Comment Letter, and the Company’s response to the comment follows in plain text.
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations
System-Wide Operating Results, page 53
1.	Systemwide operating results is a non-GAAP financial measure that is prohibited by Item 10 of Regulation S-K. This measure appears to circumvent GAAP by combining results of entities that would be prohibited to be consolidated under GAAP. Please revise to remove systemwide operating results and the related discussion. This comment also applies to your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2009.
     As we have discussed with the Commission and described in earlier responses, we do not believe our use of this measure has circumvented GAAP. However, in response to concerns the Commission has expressed regarding how we describe our operating results, we intend to exclude systemwide operating results and the related discussion from future filings. We propose that our MD&A for future filings be replaced with a disclosure consistent with the attached, which expands our disclosure regarding unconsolidated affiliates and, with respect to system-wide measures, utilizes only operating measures and growth metrics. For the period of time covered by the attached sample disclosure, we have utilized

Securities and Exchange Commission
January 19, 2010

the rate of “system-wide revenue growth,” as defined in the attached. To the extent we experience changes in our business that require additional explanation, such as significant transfers between our consolidated and unconsolidated groups of facilities, we may include similar system-wide growth rates for other measures, such as operating expenses, if it will help investors understand the effects of such changes on the Company’s results of operations.
* * * *
The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 713-3503 should you have any questions regarding the foregoing.

Sincerely, /s/ Mark A. Kopser
Mark A. Kopser Executive Vice President and Chief Financial Officer

cc:	Raymond A. Ranelli, Audit and Compliance Committee Chairman
Teresa Iannaconi, KPMG LLP
Matt Mount, KPMG LLP
Seth R. Molay, Esq., Akin Gump Strauss Hauer & Feld LLP

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion should be read in conjunction with the Company’s unaudited Consolidated Financial Statements and the notes thereto included in Item 1 of this Quarterly Report on Form 10-Q.
Forward-Looking Statements
     Certain statements contained in this Quarterly Report on Form 10-Q, including without limitation statements containing the words “believes,” “anticipates,” “expects,” “continues,” “will,” “may,” “should,” “estimates,” “intends,” “plans,” and similar expressions, and statements regarding the Company’s business strategy and plans, constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and involve known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the following: our significant indebtedness, general economic and business conditions, including without limitation the condition of financial markets, both nationally and internationally; foreign currency fluctuations; geographic concentrations of certain of our operations; changes in, or the failure to comply with, laws and governmental regulations; the ability to enter into or renew managed care provider arrangements on acceptable terms; changes in Medicare, Medicaid and other government funded payments or reimbursement in the United States and the United Kingdom; the effects of insurers, healthcare providers and others to contain healthcare costs; the possible enactment of federal or state healthcare reform; liability and other claims asserted against us; the highly competitive nature of the healthcare industry; changes in business strategy or development plans of healthcare systems with which we partner; the ability to attract and retain qualified physicians and personnel, including nurses and other health care professionals; the availability of suitable acquisition and development opportunities and the length of time it takes to accomplish acquisitions and developments; our ability to integrate new businesses with our existing operations; the availability and terms of capital to fund the expansion of our business, including the acquisition and development of additional facilities and certain additional factors, risks, and uncertainties discussed in this Quarterly Report on Form 10-Q. Given these uncertainties, investors and prospective investors are cautioned not to rely on such forward-looking statements. We disclaim any obligation and make no promise to update any such factors or forward-looking statements or to publicly announce the results of any revisions to any such factors or forward-looking statements, whether as a result of changes in underlying factors, to reflect new information as a result of the occurrence of events or developments or otherwise.
Overview
     We operate ambulatory surgery centers and surgical hospitals in the United States and the United Kingdom. As of September 30, 2009, we operated 167 facilities, consisting of 163 in the United States and four in the United Kingdom. All 163 of our U.S. facilities include local physician owners, and 103 of these facilities are also partially owned by various not-for-profit healthcare systems (hospital partners). In addition to facilitating the joint ownership of most of our existing facilities, our agreements with hospital partners provide a framework for the planning and construction of additional facilities in the future, including the facility we are currently constructing as well as the seven additional projects under development. We opened two de novo facilities in October 2009, both of which have a hospital partner.
     Our U.S. facilities, consisting of ambulatory surgery centers and surgical hospitals, specialize in non-emergency surgical cases. Due in part to advancements in medical technology, the volume of surgical cases performed in an outpatient setting has steadily increased over the past two decades. Our facilities earn a fee from patients, insurance companies, or other payers in exchange for providing the facility and related services a surgeon requires in order to perform a surgical case. In addition, we earn a monthly fee from each facility we operate in exchange for managing its operations. All but four of our facilities are located in the U.S., where we have focused increasingly on partnering our facilities with hospital partners, which we believe improves the long-term profitability and potential of our facilities.
     In the United Kingdom we operate three hospitals and an oncology clinic, which supplement the services provided by the government-sponsored healthcare system. Our patients choose to receive care at private facilities primarily because of waiting lists to receive diagnostic procedures or elective surgery at government-sponsored facilities and pay us either from personal funds or through private insurance, which is offered by many employers as a benefit to their employees. Since acquiring our first two hospitals in the United Kingdom in 2000, we have expanded selectively by acquiring a third hospital and increasing the capacity and services offered at each facility, including the construction of an oncology clinic near the campus of one of our hospitals.

     Our growth and success depends on our ability to continue to grow volumes at our existing facilities, to successfully open new facilities we develop, to successfully integrate acquired facilities into our operations, and to maintain productive relationships with our physician and hospital partners. We believe we will have significant opportunities to operate more facilities with hospital partners in the future in existing and new markets.
     Due to our partnerships with physician and hospital partners, we do not consolidate 107 of the 167 facilities we operate. To help analyze our results of operations, we disclose an operating measure we refer to as system-wide revenue growth, which includes both consolidated and unconsolidated facilities. While revenues of our unconsolidated facilities are not recorded as revenues by USPI, we believe the information is important in understanding USPI’s financial performance because these revenues are the basis for calculating the Company’s management services revenues and, together with the expenses of our unconsolidated facilities, are the basis for USPI’s equity in earnings of unconsolidated affiliates. In addition, USPI discloses growth rates and operating margins for the facilities that were operational in both the current and prior year periods, a group the Company refers to as same store facilities.
Critical Accounting Policies and Estimates
     Our discussion and analysis of our financial condition, results of operations and liquidity and capital resources are based on our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of consolidated financial statements under GAAP requires our management to make certain estimates and assumptions that impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. These estimates and assumptions also impact the reported amount of net earnings during any period. Estimates are based on information available as of the date financial statements are prepared. Accordingly, actual results could differ from those estimates. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and that require management’s most subjective judgments. Our critical accounting policies and estimates include our policies and estimates regarding consolidation, revenue recognition, income taxes and intangible assets.
     Our determination of whether to consolidate an entity in which we hold an investment, account for it under the equity method, or carry it at cost has a significant impact on our consolidated financial statements because of the typical business model under which we operate, particularly in the United States, where the majority of the facilities we operate are partially owned by hospital partners, physicians, and other parties. These quarterly consolidated financial statements have been prepared using the same consolidation policy as that used in our latest audited consolidated financial statements.
     We also consider our accounting policy regarding intangible assets to be a critical accounting policy given the significance of intangible assets as compared to the total assets of the Company. There have been no significant changes in our application of GAAP to intangible assets since the preparation of our latest audited consolidated financial statements.
     Our revenue recognition and accounts receivable policy and our method of accounting for income taxes involve significant judgments and estimates. There have been no significant changes in assumptions, estimates, and judgments in the preparation of these quarterly consolidated financial statements from the assumptions, estimates, and judgments used in the preparation of our latest audited consolidated financial statements, except as noted below.
     Our income tax policy is to record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and the bases of those assets and liabilities as reported in our consolidated balance sheets. This estimation process requires that we evaluate the need for a valuation allowance against deferred tax assets, based on factors such as historical financial information, expected timing of future events, the probability of expected future taxable income and available tax planning opportunities.
     In conjunction with Welsh Carson’s acquisition of our Company in April 2007, which increased the our debt, caused the us to generate U.S. taxable losses, and reduced the likelihood of us generating U.S. taxable income, we established a valuation allowance against our U.S. deferred tax assets. Since the acquisition, we have continued to establish a full valuation allowance against newly generated U.S. deferred tax assets and have continuously assessed the likelihood of the assets being realized at a future date.
     During the third quarter of 2009, we determined, based on factors such as those described above, including recent favorable operating trends, expected future taxable income, and other factors, that it is more likely than not that the majority of these assets, which include net operating loss carryforwards and other items, will be realized in the future. Accordingly, our results of operations for the three months ended September 30, 2009 include an income tax benefit of $31.5 million related to the reversal of a majority of our valuation allowance against our deferred tax assets. We still carry a valuation allowance totaling $7.6 million against certain of our deferred tax assets, of which $2.1 million is expected to be reversed into income by December 31, 2009. The remaining $5.5 million in valuation allowance relates to deferred tax assets that have restrictions as to use and are not considered more likely than not to be realized. If our estimates related to the above items change significantly, we may need to alter the amount of our valuation allowance in the future through a favorable or unfavorable adjustment to net income.
Acquisitions, Equity Investments and Development Projects
     As part of our growth strategy, we acquire interests in existing surgical facilities from third parties and invest in new facilities that we develop in partnership with hospital partners and local physicians. While many of these transactions have historically resulted in our controlling the acquired entity (business combinations), we did not obtain controlling interests in any of the four facilities in which we acquired ownership during the first nine months of 2009.
     We regularly engage in the purchase and sale of equity interests with respect to our investments in unconsolidated affiliates that do not result in a change of control. These transactions are primarily the acquisitions and sales of equity interests in unconsolidated surgical facilities and the investment of additional cash in surgical facilities under development. During the nine months ended September 30, 2009, these transactions resulted in a cash outflow of approximately $11.8 million, which is summarized below:

Effective Date	Facility Location	Amount
Investments
February 2009	Granbury, Texas(1)	$2.0 million
February 2009	Stockton, California(1)	2.5 million
May 2009	St. Louis, Missouri(2)	0.9 million
Various	Various(3)	6.4 million

Total		$11.8 million

(1)	Acquisition of a noncontrolling interest in and right to manage a surgical facility in which we previously had no involvement. This facility is jointly owned with one of our hospital partners and local physicians.

(2)	Acquisition of the right to manage a surgical facility in which we previously had no involvement. We have a purchase option to acquire a 20% equity interest in the facility within one year, and after approximately three years, an option to purchase an additional 20% equity interest.

(3)	Represents the purchase of additional ownership and equity contributions in various unconsolidated affiliates, including $2.2 million to purchase additional ownership in three facilities in the Dallas/Fort Worth area.
     Additionally, effective January 1, 2009, we acquired noncontrolling equity interests in and rights to manage two surgical facilities in which we previously had no involvement. These facilities are jointly owned with one of our hospital partners and local physicians. The total purchase price of $2.2 million was paid in December 2008.
     We control and therefore consolidate the results of 60 of our 167 facilities. Similar to our investments in unconsolidated affiliates, we regularly engage in the purchase and sale of equity interests in our consolidated subsidiaries that do not result in a change of control. These types of transactions are accounted for as equity transactions, as they are undertaken among us, our consolidated subsidiaries, and noncontrolling interests.
     During the nine months ended September 30, 2009, we purchased and sold equity interests in various consolidated subsidiaries in the amounts of $2.0 million and $3.8 million, respectively. The difference between our carrying amount and the proceeds received or paid in each transaction is recorded as an adjustment to our additional paid-in capital. These transactions resulted in a $6.6 million decrease to our additional paid-in capital during the nine months ended September 30, 2009.

Discontinued Operations, Other Dispositions, and Deconsolidations
     During the nine months ended September 30, 2009, we sold our ownership interests in four facilities as summarized below.

Effective Date	Facility Location	Proceeds	(Loss)
February 2009	Las Cruces, New Mexico(1)	$—	$—
February 2009	East Brunswick, New Jersey(1)	0.7 million	(2.6) million
July 2009	Cleveland, Ohio(2)	1.0 million	—
September 2009	San Antonio, Texas(1)	—	(2.6) million

Total		$1.7 million	$(5.2) million

(1)	Because these investments were accounted for under the equity method, the results of operations of these facilities are not reported as discontinued operations. The loss on the disposal of these facilities is recorded in “Other, net” in the accompanying consolidated statements of income.

(2)	We financed the entire purchase price with the buyer and have a security interest in the facility’s assets until the note, which matures in December 2009, is collected. As a result, we deferred the gain, which is estimated at $0.6 million. Because this investment was accounted for under the equity method, the results of operations of this facility are not reported as discontinued operations.
     In addition to the sale of ownership interests described above, we sold a controlling interest in an entity to a hospital partner in March 2009. The hospital partner already had a 49% ownership interest in this entity, which owns and manages two surgical facilities in the Phoenix, Arizona area and through the transaction acquired an additional 1.1% interest. We received proceeds of approximately $0.1 million and recorded a pretax loss of approximately $8.2 million, which was primarily related to the revaluation of our remaining investment in the entity to fair value. Our continuing involvement as an equity method investor and manager of the facilities precludes the classification of this transactions as discontinued operations. The loss on this transaction is recorded in “Other, net” in the accompanying consolidated statements of income. During the third quarter of 2009, we recorded an impairment charge related to our rights to manage this facility, the value of which is carried as an indefinite-lived intangible asset on our consolidated balance sheet. This charge was triggered by a reduction in our expected earnings under the contract. As a result, an impairment charge of $3.6 million was recorded and represents the difference between the intangible’s carrying value and estimated fair value. The impairment is recorded in “Other, net” in the accompanying consolidated statements of income.
     During the third quarter of 2009, we and other owners of a facility consolidated by us agreed to merge the facility into another entity in which we hold an investment accounted for under the equity method. We received proceeds of approximately $0.2 million and recorded a loss, included in “Other, net” in the accompanying consolidated statements of income, of $0.6 million on the sale and deconsolidation of the facility together with the impairment of the Company’s indefinite-lived intangible asset related to the Company’s rights to manage the facility.
Sources of Revenue
     Revenues primarily include the following:
•	net patient service revenues of the facilities that we consolidate for financial reporting purposes, which are typically those facilities in which we have ownership interests of greater than 50% or otherwise maintain effective control.

•	management and contract service revenues, consisting of the fees that we earn from managing the facilities that we do not consolidate for financial reporting purposes and the fees we earn from providing certain consulting and administrative services to physicians and hospitals. Our consolidated revenues and expenses do not include the management fees we earn from operating the facilities that we consolidate for financial reporting purposes as those fees are charged to subsidiaries and thus eliminate in consolidation.

     The following table summarizes our revenues by type and as a percentage of total revenue for the periods presented:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2009	2008	2009	2008
Net patient service revenues	85%	88%	85%	88%
Management and contract service revenues	13	12	13	11
Other revenues	2	—	2	1

Total revenues	100%	100%	100%	100%

     Net patient service revenues consist of the revenues earned by facilities we consolidate for financial reporting purposes. As a percent of our total revenues, these revenues decreased to 85% of our total revenues for the three and nine months ended September 30, 2009. This decrease is due in part to the U.S. dollar strengthening against the British pound, and also is due to shifting of more of our facilities to joint ventures with hospital partners, which usually requires us to account for the facility under the equity method of accounting (as an unconsolidated affiliate). With respect to unconsolidated facilities, we do not include the facilities’ net patient service revenues in our financial results; instead, our consolidated financial statements reflect revenues we earn for our management and contract services, as noted below. Our share of the revenues, net of expenses, of unconsolidated facilities, is reported in our consolidated financial statements as “equity in earnings of unconsolidated affiliates,” which is displayed between revenues and expenses.
     Our management and contract service revenues are earned from the following types of activities (in thousands):

			Nine Months
	Three Months		Ended
	Ended September 30,		September 30,
	2009	2008	2009	2008
Management of surgical facilities	$11,527	$9,784	$34,194	$29,430
Contract services provided to hospitals, physicians and related entities	7,994	7,973	23,379	24,485

Total management and contract service revenues	$19,521	$17,757	$57,573	$53,915

     As described above, our primary business is the operation of surgical facilities. In addition, we earn contract service revenues from other parties, primarily from hospitals through an endoscopy services business we acquired in 2006.
     The following table summarizes our revenues by operating segment:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2009	2008	2009	2008
United States	82%	80%	83%	80%
United Kingdom	18	20	17	20

Total	100%	100%	100%	100%

     Between September 30, 2008 and September 30, 2009, the value of the British pound as compared to the U.S. dollar weakened approximately 21%. This decrease in value resulted in the proportion of our total revenues derived from U.K. operations as stated in U.S. dollars to decrease in the three and nine months ended September 30, 2009, as compared to the corresponding prior year periods.

Equity in Earnings of Unconsolidated Affiliates
     Our business model of partnering with not-for-profit hospitals and physicians results in our accounting for 106 of our U.S. surgical facilities under the equity method rather than consolidating their results. The following table reflects the summarized results of the unconsolidated facilities that we account for under the equity method of accounting (amounts are in thousands, except number of facilities, and reflect 100% of the investees’ results on an aggregated basis):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues	$293,207	$248,691	$852,679	$721,048
Operating expenses:
Salaries, benefits, and other employee costs	71,391	62,743	204,485	180,196
Medical services and supplies	68,086	52,796	194,973	151,574
Other operating expenses	68,718	62,783	200,531	183,818
Depreciation and amortization	12,645	11,839	37,474	36,490

Total operating expenses	220,840	190,161	637,463	552,078

Operating income	72,367	58,530	215,216	168,970
Interest expense, net	(6,041)	(6,103)	(18,312)	(18,307)
Other	838	865	2,177	2,301

Income before income taxes	$67,164	$53,292	$199,081	$152,964

Long-term debt	$280,217	$274,243	$280,217	$274,243
USPI’s equity in earnings of unconsolidated affiliates	14,913	11,420	43,110	32,563
USPI’s imputed weighted average ownership percentage based on affiliates’ pre-tax income(1)	22.2%	21.4%	21.7%	21.3%
USPI’s imputed weighted average ownership percentage based on affiliates’ debt(2)	25.0%	25.1%	25.0%	25.1%
Unconsolidated facilities operated at period end	106	98	106	98

(1)	Our weighted average percentage ownership in our unconsolidated affiliates is calculated as USPI’s equity in earnings of unconsolidated affiliates divided by the total net income of unconsolidated affiliates for each respective period. There is no comparable GAAP measure but management believes this percentage provides further useful information about its involvement in unconsolidated affiliates.

(2)	Our weighted average percentage ownership in our unconsolidated affiliates is calculated as the total debt of each unconsolidated affiliate, multiplied by the percentage ownership USPI held in the affiliate as of the end of each respective period, divided by the total debt of all of the unconsolidated affiliates as of the end of each respective period. There is no comparable GAAP measure but management believes this percentage provides further useful information about its involvement in unconsolidated affiliates.

Results of Operations
     The following table summarizes certain statement of income items expressed as a percentage of revenues for the periods indicated:

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2009	2008	2009	2008
Total revenues	100%	100%	100%	100%
Equity in earnings of unconsolidated affiliates	9.8	7.4	9.3	6.8
Operating expenses, excluding depreciation and amortization	(67.7)	(71.3)	(67.2)	(70.8)
Depreciation and amortization	(5.8)	(5.8)	(5.8)	(5.8)

Operating income	36.3	30.3	36.3	30.2
Interest and other expense, net	(17.0)	(13.7)	(15.1)	(13.1)

Income from continuing operations before income taxes	19.3	16.6	21.2	17.1
Income tax benefit (expense)	15.8	(4.0)	2.0	(3.9)

Income from continuing operations	35.1	12.6	23.2	13.2
Loss from discontinued operations	—	—	—	(0.2)

Net income	35.1	12.6	23.2	13.0

Less: Net income attributable to noncontrolling interests	(9.7)	(7.8)	(10.1)	(8.6)

Net income attributable to USPI’s common stockholder	25.4%	4.8%	13.1%	4.4%

Executive Summary
     We continue to grow our existing facilities, develop new facilities with our hospital partners and add others selectively through acquisition. Our operating results continue to be strong, as our operating income increased 19% during the third quarter of 2009 as compared to the third quarter of 2008, and operating income margin increased by 600 basis points during the same period. These measures generally represent a continuation of the trends we experienced during the first six months of 2009.
     Also continuing a trend experienced in the first and second quarters, these results were driven primarily by higher volumes of more complex procedures at our U.S. facilities, resulting in an increase in average revenue per procedure, and by improvements in leveraging our operating expenses. U.S. system-wide revenues grew 11% during the three months ended September 30, 2009. While acquisitions drove some of this increase, the majority of the growth was in same store facilities, which grew their revenues by 7% during the three months ended September 30, 2009. Together with cost containment efforts, this growth in revenues resulted in a 270 basis point margin improvement for U.S. same store facilities.
     These operational trends drove a 19% increase in USPI’s operating income, but since the majority of the growth was in entities we manage but do not consolidate, our individual revenue and expense line items did not grow at a corresponding rate. In fact, the revenues reported in our consolidated income statement, which consist only of consolidated facilities, decreased by approximately 1%. Although the revenues of our consolidated facilities continue to grow on average, we sold a partial interest in two consolidated facilities during the first quarter of 2009 and one facility during the third quarter of 2009, which resulted in our accounting for them under the equity method and thus no longer including their revenues in our consolidated statement of income. These transfers of facilities from consolidated to unconsolidated status contributed favorably to the 18% growth in revenues of the group of facilities we operate through unconsolidated affiliates. In addition, our consolidated revenues reported by the U.K. during the third quarter of 2009 were lower by approximately $4.1 million as compared to the prior year period due to the strengthening of the U.S. dollar as compared to the British pound, which reduced the third quarter’s operating income by $1.0 million and net income by $0.5 million. A more detailed description of our revenues, including a table quantifying key elements of our change in revenues compared to the prior year, is presented in “Revenues,” later in this document.
     The increased significance of our unconsolidated affiliates is a direct result of deploying our primary U.S. business strategy of jointly owning our facilities with not-for-profit health systems and local physicians. While we believe this strategy increases our net income over time, it does not translate to proportionate increases in revenues, as our share of these facilities’ revenues and expenses is reflected on a net basis within “equity in earnings of unconsolidated affiliates” rather than being included in the individual revenue and expense line items of our financial statements. This business model frequently results in our profits growing at a different rate than our individual revenue and expense line items. Accordingly, we include statements of income of our unconsolidated affiliates and review key operating indicators for all facilities we operate to help illustrate the underlying health and magnitude of the businesses we operate and to help explain increases in USPI’s operating income, as described more fully in the following section.

     We added six facilities during the first nine months of 2009 and completed the sale of four facilities. Consistent with our strategy, our overall net increase in facilities continues to be heavily weighted toward facilities we operate with a hospital partner. From September 30, 2008 to September 30, 2009, our overall number of facilities increased by nine, and the number of facilities we operate with a hospital partner increased by 11, including a de novo facility, which opened in the Detroit, Michigan area in June 2009. In addition, two de novo facilities, both of which have a hospital partner, opened in October 2009; one is located in St. Louis, Missouri and the other is located in Turnersville, New Jersey. Our development pipeline remains active, with eight additional facilities under development, of which one has reached the stage of commencing construction. All of these facilities are being developed with a hospital partner.
     Our net income (attributable to USPI’s common stockholder) increased $39.5 million during the first nine months of 2009 as compared to the corresponding prior year period, driven largely by the reversal of $31.5 million of deferred income tax asset valuation allowance, an increase in equity in earnings of unconsolidated affiliates and companywide cost control measures. Additionally, our net interest expense was $11.5 million lower than in the first nine months of 2008, primarily due to a decrease in market interest rates. These increases to net income more than offset nonoperating losses totaling $19.1 million recorded in 2009. These losses related to the deconsolidation of three facilities, which we believe will improve our long-term profitability; the sale of our interests in two others; and the recognition of impairment losses on two indefinite-lived management contracts.
     Overall, we continue to grow our existing facilities and focus our business development activities primarily in markets where we have a hospital partner or believe that we have the potential to develop such a relationship. This strategy primarily directs where we deploy capital. It also leads us to sell facilities from time to time that do not meet this or other strategic objectives.
Our Business and Key Measures
     We operate surgical facilities in partnership with local physicians and, in many cases, a not-for-profit health system partner. We hold an ownership interest in each facility, each being operated through a separate legal entity owned by us, the health systems and physicians. We operate each facility on a day-to-day basis through a management services contract. Our sources of earnings from each facility consist of:
•	management services revenues, computed as a percentage of each facility’s net revenues (often net of bad debt expense); and

•	our share of each facility’s net income, which is computed by multiplying the facility’s net income times the percentage of each facility’s equity interests owned by us.
     Our role as an owner and day-to-day manager provides us with significant influence over the operations of each facility. In a growing majority of our facilities (currently 107 of our 167 facilities), this influence does not represent control of the facility, so we account for our investment in the facility under the equity method, i.e., as an unconsolidated affiliate. We control the remaining 60 of our facilities and account for these investments as consolidated subsidiaries.
          Our net earnings from a facility are the same under either method, but the classification of those earnings differs. For consolidated subsidiaries, our financial statements reflect 100% of the revenues and expenses of the subsidiaries, after the elimination of intercompany amounts. The net profit attributable to owners other than us is classified within “net income attributable to noncontrolling interests.”
     For unconsolidated affiliates, our income statement reflects our earnings in only two line items:
•	equity in earnings of unconsolidated affiliates: our share of the net income of each facility, which is based on the facilities’ net income and the percentage of the facility’s outstanding equity interests owned by us; and

•	management and administrative services revenues: income we earn in exchange for managing the day-to-day operations of each facility, usually quantified as a percentage of each facility’s net revenues less bad debt expense.
     In summary, USPI’s operating income is driven by the performance of all facilities we operate and by our ownership interest in those facilities, but USPI’s individual revenue and expense line items only contain consolidated businesses, which represent less than half of our operations. This translates to trends in operating income that often do not correspond with changes in revenues and expenses. The divergence in these relationships is particularly significant when our strategy is heavily weighted to unconsolidated affiliates, as it has been in recent years during the ongoing deployment of our strategy to partner with not-for-profit health systems. Accordingly, we review several types of information in order to monitor and analyze USPI’s results of operations, including:

•	The results of operations of USPI’s unconsolidated affiliates

•	USPI’s average ownership share in the facilities we operate; and

•	Facility operating indicators, such as system-wide revenue growth, same store revenue growth, and same store operating margins
Overall Consolidated and Unconsolidated Results
     The following table shows USPI’s results of operations and the results of operations of USPI’s unconsolidated affiliates:

	Three Months Ended September 30,
	2009		2008		Variance to Prior Year
	USPI As		USPI As		USPI As
	Reported		Reported		Reported
	Under	Unconsolidated	Under	Unconsolidated	Under	Unconsolidated
	GAAP	Affiliates	GAAP	Affiliates	GAAP	Affiliates
Revenues:
Net patient service revenues	$129,588	$292,800	$134,469	$248,230	$(4,881)	$44,570
Management and contract service revenues	19,521	—	17,757	—	1,764	—
Other income	3,272	407	1,437	461	1,835	(54)

Total revenues	152,381	293,207	153,663	248,691	(1,282)	44,516
Equity in earnings of unconsolidated affiliates	14,913	—	11,420	—	3,493	—
Operating expenses:
Salaries, benefits, and other employee costs	44,223	71,391	45,172	62,743	(949)	8,648
Medical services and supplies	25,451	68,086	27,338	52,796	(1,887)	15,290
Other operating expenses	21,210	60,808	25,188	54,706	(3,978)	6,102
General and administrative expenses	9,609	—	9,766	—	(157)	—
Provision for doubtful accounts	2,674	7,910	2,146	8,077	528	(167)
Depreciation and amortization	8,745	12,645	8,856	11,839	(111)	806

Total operating expenses	111,912	220,840	118,466	190,161	(6,554)	30,679

Operating income	55,382	72,367	46,617	58,530	8,765	13,837
Interest income	520	89	685	414	(165)	(325)
Interest expense	(17,589)	(6,130)	(21,159)	(6,517)	3,570	387
Other	(8,925)	838	(708)	865	(8,217)	(27)

Total other expense, net	(25,994)	(5,203)	(21,182)	(5,238)	(4,812)	35
Income from continuing operations before income taxes	29,388	67,164	25,435	53,292	3,953	13,872
Income tax (expense) benefit	24,123	(1,708)	(6,074)	(1,331)	30,197	(377)

Income from continuing operations	53,511	65,456	19,361	51,961	34,150	13,495
Loss from discontinued operations	—	—	(9)	—	9	—

Net income	53,511	$65,456	19,352	$51,961	34,159	$13,495

Less: Net income attributable to noncontrolling interests	(14,807)		(11,911)		(2,896)

Net income attributable to USPI	$38,704		$7,441		$31,263

USPI’s equity in earnings of unconsolidated affiliates		$14,913		$11,420	$	$3,493

	Nine Months Ended September 30,
	2009		2008		Variance to Prior Year
	USPI As		USPI As		USPI As
	Reported		Reported		Reported
	Under	Unconsolidated	Under	Unconsolidated	Under	Unconsolidated
	GAAP	Affiliates	GAAP	Affiliates	GAAP	Affiliates
Revenues:
Net patient service revenues	$396,979	$849,849	$424,081	$719,375	$(27,102)	$130,474
Management and contract service revenues	57,573	—	53,915	—	3,658	—
Other income	11,335	2,830	3,969	1,660	7,366	1,170

Total revenues	465,887	852,679	481,965	721,035	(16,078)	131,644
Equity in earnings of unconsolidated affiliates	43,110	—	32,563	13	10,547	(13)
Operating expenses:
Salaries, benefits, and other employee costs	130,089	204,485	138,820	180,196	(8,731)	24,289
Medical services and supplies	76,019	194,973	85,183	151,574	(9,164)	43,399
Other operating expenses	69,904	180,631	81,391	160,278	(11,487)	20,353
General and administrative expenses	29,708	—	29,933	—	(225)	—
Provision for doubtful accounts	7,553	19,900	5,956	23,540	1,597	(3,640)
Depreciation and amortization	26,610	37,474	27,702	36,490	(1,092)	984

Total operating expenses	339,883	637,463	368,985	552,078	(29,102)	85,385

Operating income	169,114	215,216	145,543	168,970	23,571	46,246
Interest income	2,261	364	2,509	1,332	(248)	(968)
Interest expense	(53,384)	(18,676)	(65,111)	(19,639)	11,727	963
Other	(19,145)	2,177	(463)	2,301	(18,682)	(124)

Total other expense, net	(70,268)	(16,135)	(63,065)	(16,006)	(7,203)	(129)
Income from continuing operations before income taxes	98,846	199,081	82,478	152,964	16,368	46,117
Income tax (expense) benefit	9,504	(4,806)	(18,686)	(3,981)	28,190	(825)

Income from continuing operations	108,350	194,275	63,792	148,983	44,558	45,292
Loss from discontinued operations	—	—	(898)	—	898	—

Net income	108,350	$194,275	62,894	148,983	45,456	45,292

Less: Net income attributable to noncontrolling interests	(47,207)		(41,269)		(5,938)

Net income attributable to USPI	$61,143		$21,625		$39,518

USPI’s equity in earnings of unconsolidated affiliates		$43,110		$32,563	$	$10,547
     As shown above, USPI’s net patient service revenues for the three months ended September 30, 2009 decreased $4.9 million compared to the prior year period, and the net patient service revenues of USPI’s unconsolidated affiliates increased $44.6 million. These variances are analyzed more extensively in the “Revenues” section, but in general they reflect the fact that we are conducting more of our operations through unconsolidated affiliates. The revenues of these unconsolidated affiliates, net of their expenses, led to the affiliates earning $13.5 million more compared to the prior year period. The affiliates’ increase in net income, once allocated to USPI and the affiliates’ other investors, led to USPI’s equity in earnings of unconsolidated affiliates increasing by $3.5 million, which represents more than one-third of the increase in USPI’s operating income.
     On a year-to-date basis, the relationships were similar. USPI’s net patient services revenues decreased $27.1 million compared to the prior year period, and the net patient service revenues of USPI’s unconsolidated affiliates increased $130.5 million, driving a $45.3 million increase in the net income of the unconsolidated affiliates and an overall increase of $10.5 million in USPI’s equity in earnings of unconsolidated affiliates.

Our Ownership Interests in the Facilities We Operate
     Our earnings are predominantly driven by our investments in the facilities we operate, so we focus on those businesses’ growth rates together with the percentage ownership interest we hold in them to help us understand our results of operations. Our average ownership interest in the U.S. surgical facilities we operate is as follows:

	Nine Months Ended	Year Ended	Nine Months Ended
	September 30,	December 31,	September 30,
	2009	2008	2008
Unconsolidated facilities(1)	21.7%	21.2%	21.3%
Consolidated facilities(2)	48.7%	48.8%	48.2%
Total(3)	30.2%	30.2%	30.5%

(1)	Computed for unconsolidated facilities by dividing (a) our total equity in earnings of unconsolidated affiliates by (b) the aggregate net income of U.S. surgical facilities we account for under the equity method.

(2)	Computed for consolidated facilities by dividing (a) the aggregate net income of U.S. surgical facilities we operate less net income attributable to the noncontrolling interests of consolidated subsidiaries by (b) the aggregate net income of our consolidated U.S. surgical facilities.

(3)	Computed in total by dividing our share of the facilities’ net income, defined as the sum of (a) in footnotes (1) and (2), by the aggregate net income of our U.S. surgical facilities, defined as the sum of (b) in footnotes (1) and (2).
     Our average ownership interest for each group of facilities is determined by many factors, including the ownership levels we negotiate in our acquisition and development activities, the relative performance of facilities in which we own percentages higher or lower than average, and other factors. As described earlier, our increased focus on partnering our facilities with hospital partners in addition to physicians generally leads to our accounting for more facilities under the equity method (unconsolidated), and we have moved three facilities from consolidated to unconsolidated during the nine months ended September 30, 2009. Accordingly, our consolidated financial statements show small decreases in revenues and most expense line items compared to the prior year periods. However, since our average ownership in our facilities, as shown in the table above, did not significantly change from the prior year, our success in growing our facilities’ profits (whether consolidated or unconsolidated) translated to a 16% increase in USPI’s operating income compared to the nine months ended September 30, 2008.
Revenues
     USPI’s revenues decreased approximately 1% and 3% during the three and nine months ended September 30, 2009, respectively, primarily as a result of the Company conducting more of its business through unconsolidated affiliates. The revenues of USPI’s unconsolidated affiliates increased 18% during the three and nine months ended September 30, 2009. The table below quantifies several significant items impacting year over year growth.

	Three Months Ended
	September 30, 2009
	USPI As
	Reported	Unconsolidated
	Under GAAP	Affiliates
Total revenues, period ended September 30, 2008	$153,663	$248,691
Add: Revenue from acquired facilities	6,820	17,654
Less: Revenue of disposed facilities	—	(5,356)
Less: Revenue of deconsolidated facilities	(9,185)	9,185
Impact of exchange rate	(4,076)	—

Adjusted base period	147,222	270,174
Operating growth	3,552	23,033
Non-facility based revenue	1,607	—

Total revenues, period ended September 30, 2009	$152,381	$293,207

	Nine Months Ended
	September 30, 2009
	USPI As
	Reported	Unconsolidated
	Under GAAP	Affiliates
Total revenues, period ended September 30, 2008	$481,965	$721,035
Add: Revenue from acquired facilities	20,883	53,720
Less: Revenue of disposed facilities	—	(19,127)
Less: Revenue of deconsolidated facilities	(32,678)	32,678
Other payor adjustments	78	(7,985)
Impact of exchange rate	(19,941)	—

Adjusted base period	450,307	780,321
Operating growth	13,513	72,358
Non-facility based revenue	2,067	—

Total revenues, period ended September 30, 2009	$465,887	$852,679

     The revenues of entities we consolidated during both 2008 and 2009 increased $3.6 million and $13.5 million during the three and nine months ended September 30, 2009, respectively, as compared to the corresponding prior year periods. We also added revenues by acquiring consolidated businesses. However, these increases were more than offset by the U.S. dollar being stronger in the 2009 periods than in the prior year periods and by the impact of our selling a portion of two consolidated facilities to a hospital partner, which resulted in our deconsolidating those two facilities effective March 1, 2009 and the deconsolidation of an additional facility in July 2009. As a result, our revenues reported under GAAP decreased on a year-over-year basis.
     Conversely, revenues of our unconsolidated affiliates increased on a year-over-year basis. The biggest component of the increase was from the entities we accounted for as unconsolidated affiliates during both 2008 and 2009. The revenues of this group of facilities increased $23.0 million and $72.4 million during the three and nine months ended September 30, 2009. Acquisitions of new facilities and deconsolidations of facilities we previously consolidated also were significant components of the overall increase, far outpacing the revenues of entities we disposed of during the current year periods and other items.
Facility Growth
     Operationally, the growth of facilities we operate continued the trend experienced in recent periods, with the net revenues of our U.S. system-wide facilities (consisting of both consolidated subsidiaries and unconsolidated affiliates) increasing 11% for the quarter and 9% on a year-to-date basis. While system-wide revenue growth was partially driven by acquisitions and development of new facilities, the most significant component continued to be the results of facilities that have been open for more than one year (same store facilities). This group of facilities experienced revenue growth of 7% and 8% for the three and nine months ended September 30, 2009, as compared to 13% and 11% for the three months and nine months ended September 30, 2008, respectively. The growth in these facilities thus far in 2009 and throughout 2008 was driven more by increases in net revenue per case than by increases in volume. While some of this shift reflects increases in rates we negotiate with payers, we believe a more significant portion of the increase is driven by the type of cases we performed, which continue to shift to more complex cases on average.
     The strengthening of the U.S. dollar versus the British pound caused a significant drop in reported revenues for the first nine months of 2009 as compared to the corresponding prior year period, but in local currency (or measured at constant exchange rates) our U.K. facilities continued to generate revenue growth. However, this growth has been slower in 2009 than in recent years, largely due to a decrease in self-pay business. Self-pay business is generally considered more susceptible to changes in general economic conditions, as the cost of care is borne entirely by the patient rather than shared with private insurers or borne by the National Health Service. In addition, our U.K. operations’ rate of growth during the first nine months of 2008 was extremely strong (13%), making the year-over-year comparisons in 2009 less favorable.

     The following table summarizes our same store facility revenue growth rates, as compared to the three and nine months ended September 30, 2008:

	Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009
United States facilities:
Net revenue	7.2%	7.8%
Surgical cases	2.2%	2.5%
Net revenue per case(1)	4.9%	5.2%
United Kingdom facilities:
Adjusted admissions	(1.5)%	(1.9)%
Net revenue using actual exchange rates	(12.0)%	(19.1)%
Net revenue using constant exchange rates(2)	1.3%	2.1%
All same store facilities:
Net revenue using actual exchange rates	5.7%	5.6%

(1)	Our overall domestic same store growth in net revenue per case for the third quarter of 2009 was favorably impacted by the 8.1% growth at our thirteen same store surgical hospitals, which on average perform more complex cases and thus earn a higher average net revenue per case than ambulatory surgery centers. The net revenue per case growth at our ambulatory surgery centers was 2.6% during the third quarter of 2009. The favorable impact, in the first quarter of 2008, of our collecting amounts related to past patient services in conjunction with our finalizing a new contract with a major payer has been excluded from these growth rates as it relates to dates of service prior to January 1, 2008. The revenue reductions related to two similar, but adverse, adjustments in the second quarter of 2008 were excluded for similar reasons, as was the unfavorable impact of such an amount which arose during the second quarter of 2009.

(2)	Calculated using 2009 exchange rates for both periods. Although this computation represents a non-GAAP measure, we believe that using a constant currency translation rate more accurately reflects the trend of the business.
Joint Ventures With Not-For-Profit Hospitals; Number of Facilities
     The addition of new facilities continues to be more heavily weighted to U.S. surgical facilities with a hospital partner, both as we initiate joint venture agreements with new systems and as we add facilities to our existing arrangements. Facilities have been added to hospital joint ventures both through construction of new facilities (de novos) and through our contribution of our equity interests in existing facilities into a hospital joint venture structure, effectively creating three-way joint ventures by sharing our ownership in these facilities with a hospital partner while leaving the existing physician ownership intact. Consistent with this strategy, our overall number of facilities partnered with not-for-profit hospitals and local physicians increased by 11 from September 30, 2008 to September 30, 2009, including a de novo facility, which opened in June 2009 in the Detroit, Michigan area. The facility currently under construction also involves a hospital partner, as do all seven of our projects in the earlier stages of development and the two de novo facilities we opened in October 2009. We continue to explore affiliating more facilities with hospital partners, especially for facilities in markets where we already operate other facilities with a hospital partner.
     The following table summarizes the facilities we operated as of September 30, 2009 and 2008:

	September 30,
	2009	2008
United States facilities(1):
With a hospital partner	103	92
Without a hospital partner	60	63

Total U.S. facilities	163	155
United Kingdom facilities	4	3

Total facilities operated	167	158

Change from September 30, 2008:
De novo (newly constructed) and other(2)	3
Acquisition	11
Disposals(3)	(5)

Total increase in number of facilities	9

(1)	At September 30, 2009, physicians own a portion of all of these facilities.

(2)	We now consider our operations at the Parkside facility in London, consisting of a hospital and an oncology clinic, to be two separate entities in our facility count.

(3)	We sold our ownership interests in facilities in Las Cruces, New Mexico; East Brunswick, New Jersey; Cleveland, Ohio; and San Antonio, Texas. We also merged one of our surgery centers into one of our surgical hospitals in Oklahoma.
Facility Operating Margins
     After three years of decreases, same store U.S. facility operating margins increased slightly (10 basis points) in 2008, and increased 270 basis points for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008. This increase is largely due to continued revenue growth together with cost saving measures introduced during 2009 at our facilities. While the improvement was broad-based, it was particularly notable in the group of facilities jointly owned with hospital partners the margins of which improved 380 basis points. The margins of facilities we operate without a hospital partner did not fare as well, and were down 20 basis points as compared to the nine months ended September 30, 2008. We believe this disparity is generally indicative of the superiority of our primary strategy of partnering with not-for-profit healthcare systems.
     The composition of our acquisition and development activities continues to result in the hospital-partnered group of facilities having a lower average operating margin than the group operating without a hospital partner. This is due in large part to the fact that virtually all of our newly developed facilities have a hospital partner. As they ramp-up their operations, these facilities earn lower margins in their first few years as compared to more mature facilities, which unfavorably impacts the overall margin of the hospital-partnered group of facilities. We have added 36 facilities to the hospital-partnered same store group since December 31, 2006, of which 19 were newly developed facilities. Conversely, with respect to facilities we operate without a hospital partner, we have added 11 facilities to the same store group since December 31, 2006, of which only one was developed by us. The other facilities in each group were added through acquisitions.
     Our U.K. facilities, which comprise four of our 167 facilities at September 30, 2009, experienced a decrease in overall facility margins of 180 and 110 basis points during the three months and nine months ended September 30, 2009 as compared to the corresponding prior year periods, primarily as a result of a decrease in self-pay business. Self-pay business is funded entirely by the patient, as compared to business reimbursed by private insurance or covered under the National Health Service.
     The following table summarizes the year-over-year increases (decreases) in our same facility operating margins (see footnote 1 below), comparing the three and nine months ended September 30, 2009 to the three and nine months ended September 30, 2008:

	Three Months Ended	Increase	Nine Months Ended	Increase
	September 30, 2009	(Decrease)	September 30, 2009	(Decrease)
United States facilities(2):
With a hospital partner	25.4%	240 bps	26.1%	380 bps
Without a hospital partner	28.4%	(30) bps	29.7%	(20) bps
Total U.S. facilities	26.1%	160 bps	27.0%	270 bps
United Kingdom facilities(3)	22.7%	(180) bps	24.6%	(110) bps

(1)	Operating margin is calculated as operating income divided by total revenues. This table aggregates all of the same store facilities we operate using 100% of their results. This does not represent the overall margin for USPI’s operations in either the U.S. or the U.K. because we have a variety of ownership levels in the facilities we operate, and facilities open for less than a year are excluded from same store calculations.

(2)	The favorable impact, in the first quarter of 2008, of our collecting amounts related to past patient services in conjunction with our finalizing a new contract with a major payer has been excluded from these growth rates as it relates to dates of service prior to January 1, 2008. The revenue reductions related to two similar, but adverse, adjustments in the second quarter of 2008 were excluded for similar reasons, as was the unfavorable impact of such an amount which arose during the second quarter of 2009.

(3)	Calculated using 2009 exchange rates for both periods. Although this computation represents a non-GAAP measure, we believe that using a constant currency translation rate more accurately reflects the trend of the business. In addition, the $1.0 million favorable impact of a one-time recovery of value-added tax during the second quarter of 2009 has been excluded from U.K. same facility operating margins.
Three Months Ended September 30, 2009 Compared to Three Months Ended September 30, 2008
     Revenues decreased by $1.3 million, or 0.8%, to $152.4 million for the three months ended September 30, 2009 from $153.7 million for the three months ended September 30, 2008. This decrease was primarily the result of our selling a partial interest in three of our consolidated facilities, which resulted in our deconsolidating the facilities. This $9.2 million decrease, together with the impact of the U.S. dollar strengthening against the British pound, more than offset the increases from growth in facilities we consolidated in both years or acquired during late 2008 or 2009 (see the table in “Revenues”). As described above, the fact that we account for the majority of our U.S. facilities under the equity method means that our growth in net income generally outpaces our growth in reported revenues.
     Equity in earnings of unconsolidated affiliates increased by $3.5 million, or 30.6%, to $14.9 million for the three months ended September 30, 2009 from $11.4 million for the three months ended September 30, 2008. This increase in equity in earnings was primarily driven by same store growth, acquisitions of additional unconsolidated facilities and the deconsolidation of three facilities which we now account for under the equity method. The number of unconsolidated facilities we operate increased by eight from September 30, 2008 to September 30, 2009.
     Operating expenses, excluding depreciation and amortization, decreased by $6.4 million, or 5.9%, to $103.2 million for the three months ended September 30, 2009 from $109.6 million for the three months ended September 30, 2008. This decrease was largely driven by the deconsolidation of three facilities ($8.5 million). Operating expenses, excluding depreciation and amortization, as a percentage of revenues, decreased to 67.7% for the three months ended September 30, 2009 from 71.3% for the three months ended September 30, 2008. This decrease as a percentage of revenues is primarily attributable to cost saving measures being employed across our facilities.
     Depreciation and amortization decreased $0.1 million, or 1.2%, to $8.7 million for the three months ended September 30, 2009 from $8.9 million for the three months ended September 30, 2008, primarily as a result of the deconsolidation of three facilities. These facilities’ depreciation expense is no longer included in our consolidated depreciation expense. Depreciation and amortization, as a percentage of revenues, was 5.8% for the three months ended September 30, 2009 and 2008.
     Operating income increased $8.8 million, or 18.8%, to $55.4 million for the three months ended September 30, 2009 from $46.6 million for the three months ended September 30, 2008. Operating income, as a percentage of revenues, increased to 36.3% for the three months ended September 30, 2009 from 30.3% for the three months ended September 30, 2008, primarily as a result of the growth in our equity in earnings of unconsolidated affiliates and cost saving measures.
     Interest expense, net of interest income, decreased $3.4 million, or 16.6%, to $17.1 million for the three months ended September 30, 2009 from $20.5 million for the three months ended September 30, 2008, primarily due to lower interest rates and lower overall debt balances as compared to the prior period.
     Other, net expense increased $8.2 million to $8.7 million for the three months ended September 30, 2009 from $0.7 million for the three months ended September 30, 2008. The increase is primarily attributable to a charge of $4.4 million related to two management contract intangible assets that were impaired during the third quarter of 2009. The increase is also attributable to purchase option termination fees which totaled $1.9 million and a $2.6 million net loss on the sale of one facility.
     Our income taxes for the three months ended September 30, 2009 include $31.5 million of tax benefit related to our reversing the valuation allowance against a majority of our U.S. deferred tax assets. During the third quarter of 2009, we determined that it was more likely than not that we would generate taxable income to recover these assets in future periods.
     Net income was $53.5 million for the three months ended September 30, 2009 compared to $19.4 million for the three months ended September 30, 2008. This $34.2 million increase is primarily related to favorable recognition of the benefit of a majority of our U.S. deferred tax assets as described above. Net income was also positively affected by increases in our equity in earnings of unconsolidated affiliates and cost saving measures. Net income was also favorably impacted by lower net interest expense as a result of lower debt balances and interest rates. In addition, despite our U.K. operations growing their profits in local currency, the strengthening U.S. dollar decreased our reported net income by $0.5 million.

     Net income attributable to noncontrolling interests increased $2.9 million to $14.8 million for the three months ended September 30, 2009 from $11.9 million for the three months ended September 30, 2008. The increase was due to increased profitability of certain of our existing consolidated facilities and our acquisition activities, which primarily involve our acquiring less than 100% ownership.
     Net income attributable to USPI’s common stockholder was $38.7 million for the three months ended September 30, 2009 compared to $7.4 million for the three months ended September 30, 2008. This $31.3 million increase primarily related to the adjustment related to our deferred tax asset allowance, increases in our equity in earnings of unconsolidated affiliates, cost saving measures and other factors described above.
Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008
     Revenues decreased by $16.1 million, or 3.3%, to $465.9 million for the nine months ended September 30, 2009 from $482.0 million for the nine months ended September 30, 2008. This decrease was primarily the result of our selling a partial interest in three of our consolidated facilities, which resulted in our deconsolidating the facilities. This $32.7 million decrease more than offset a $13.5 million increase in the revenues of facilities we consolidated in both 2008 and 2009. Other factors, such as acquisitions and the effect of a stronger U.S. dollar as compared to the prior year period, were largely offsetting (see the table in “Revenues”). As described above, the fact that we account for the majority of our U.S. facilities under the equity method means that our growth in net income generally outpaces our growth in reported revenues.
     Equity in earnings of unconsolidated affiliates increased by $10.5 million, or 32.4% to $43.1 million for the nine months ended September 30, 2009 from $32.6 million for the nine months ended September 30, 2008. This increase in equity in earnings was primarily driven by same store growth, acquisitions of additional unconsolidated facilities and the deconsolidation of three facilities which we now account for under the equity method. The number of unconsolidated facilities we operate increased by eight from September 30, 2008 to September 30, 2009.
     Operating expenses, excluding depreciation and amortization, decreased by $28.0 million, or 8.2%, to $313.3 million for the nine months ended September 30, 2009 from $341.3 million for the nine months ended September 30, 2008. This decrease was largely driven by the deconsolidation of three facilities ($20.3 million) and the recovery of $1.0 million in value added tax previously expensed by our U.K. subsidiary. Operating expenses, excluding depreciation and amortization, as a percentage of revenues, decreased to 67.2% for the nine months ended September 30, 2009 from 70.8% for the nine months ended September 30, 2008. This decrease as a percentage of revenues is primarily attributable to cost saving measures being employed across our facilities.
     Depreciation and amortization decreased $1.1 million, or 3.9%, to $26.6 million for the nine months ended September 30, 2009 from $27.7 million for the nine months ended September 30, 2008, primarily as a result of the deconsolidation of three facilities in 2009 and as a result of the weakening of the British pound as compared to the U.S. dollar. Depreciation and amortization, as a percentage of revenues, was 5.8% for the nine months ended September 30, 2009 and 2008.
     Operating income increased $23.6 million, or 16.2%, to $169.1 million for the nine months ended September 30, 2009 from $145.5 million for the nine months ended September 30, 2008. Operating income, as a percentage of revenues, increased to 36.3% for the nine months ended September 30, 2009 from 30.2% for the nine months ended September 30, 2008, primarily as a result of the growth in our equity in earnings of unconsolidated affiliates and cost saving measures.
     Interest expense, net of interest income, decreased $11.5 million, or 18.3%, to $51.1 million for the nine months ended September 30, 2009 from $62.6 million for the nine months ended September 30, 2008 primarily due to lower interest rates and additionally due to lower overall debt balances as compared to the prior period.
     Other, net expense increased $18.7 million to $19.1 million for the nine months ended September 30, 2009 from $0.5 million for the nine months ended September 30, 2008. The increase is primarily attributable to the $10.9 million loss we recorded on the deconsolidation of two facilities and the sale of another facility during the first quarter of 2009. We recorded an additional $2.6 million loss on the sale of a facility during the third quarter of 2009. We also recorded a charge of $4.4 million related to two management contract intangible assets that were impaired during the third quarter of 2009.
     Our income taxes for the three months ended September 30, 2009 include $31.5 million of tax benefit related to our reversing the valuation allowance against a majority of our U.S. deferred tax assets. During the third quarter of 2009, we determined that it was more likely than not that we would generate taxable income to recover these assets in future periods.

     Net income was $108.4 million for the nine months ended September 30, 2009 compared to $63.8 million for the nine months ended September 30, 2008. This $44.6 million increase is primarily related to the favorable recognition of the benefit of a majority of our U.S. deferred tax assets as described above. Net income was also favorably impacted by increases in our equity in earnings of unconsolidated affiliates and cost saving measures. Net income was also favorably impacted by lower net interest expense as a result of lower debt balances and interest rates. These increases in net income were offset by the $19.1 million in losses we recorded on the deconsolidation, sales and impairment charges described above. In addition, despite our U.K. operations growing their profits in local currency, the strengthening U.S. dollar decreased our reported net income by $2.3 million.
     Net income attributable to noncontrolling interests increased $5.9 million to $47.2 million for the nine months ended September 30, 2009 from $41.3 million for the nine months ended September 30, 2008. The increase was due to increased profitability of certain of our existing consolidated facilities and our acquisition activities, which primarily involve our acquiring less than 100% ownership.
     Net income attributable to USPI’s common stockholder was $61.1 million for the nine months ended September 30, 2009 compared to $21.6 million for the nine months ended September 30, 2008. This $39.5 million increase primarily related to the adjustment related to our deferred tax asset allowance, increases in our equity in earnings of unconsolidated affiliates, cost saving measures and other factors noted above.
Liquidity and Capital Resources
   Cash Flows
     During the nine months ended September 30, 2009, we generated $145.2 million of cash from operating activities as compared to $107.8 million during the nine months ended September 30, 2008. Cash flows from operating activities increased $37.4 million, or 34.7%, from the prior year period, primarily as a result of our growing the profits of our facilities and experiencing lower interest expense due to falling interest rates on our variable rate debt.
     During the nine months ended September 30, 2009, the Company’s net cash used in investing activities was $28.9 million, consisting primarily of $12.9 million for the purchase of equity interests and $17.0 million used for purchases of property and equipment, the effect of which was partially offset by proceeds from the sale of businesses and equity interests of $2.1 million. Approximately $7.8 million of the property and equipment purchases related to ongoing development projects, and the remaining $9.2 million represents purchases of equipment at existing facilities. During the nine months ended September 30, 2009, net cash used in financing activities was $9.4 million, which resulted primarily from the increase in cash held on behalf of unconsolidated affiliates of $55.9 million, offset by payments on long-term debt of $20.4 million and distributions to noncontrolling interests of $47.4 million.
     Cash and cash equivalents were $156.5 million at September 30, 2009 as compared to $49.4 million at December 31, 2008, and net working capital (deficit) was $14.5 million and ($38.8 million) at September 30, 2009 and December 31, 2008, respectively. The overall negative working capital position at December 31, 2008 is primarily the result of $57.2 million due to affiliates associated with our cash management system being employed for our unconsolidated facilities. As discussed below, we have sufficient availability under our credit facility, together with our operating cash flows, to service our obligations.
   Debt
     We intend to fund our ongoing capital and working capital requirements through a combination of cash flows from operations and borrowings under our $85.0 million revolving credit facility. In August 2009, we amended our revolving credit facility’s availability from $100.0 million to $85.0 million due to the bankruptcy of one of the lenders, Lehman Brothers. Management does not believe the reduction in the revolving credit facility will have a material impact on our business. We believe that funds generated by operations and funds available under the revolving credit facility will be sufficient to meet working capital requirements over at least the next 12 months. However, in the future, we may have to incur additional debt or issue additional debt or equity securities from time to time. We may be unable to obtain sufficient financing on satisfactory terms or at all.
     We and our subsidiaries, affiliates (subject to certain limitations imposed by existing indebtedness), or significant stockholders, in their sole discretion, may from time to time, purchase, redeem, exchange or retire any of our outstanding debt in privately negotiated or open market purchases, or otherwise. Such transactions will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.

Senior secured credit facility
     The senior secured credit facility (credit facility) provides for borrowings of up to $615.0 million (with a $150.0 million accordion feature described below), consisting of (1) an $85.0 million revolving credit facility with a maturity of six years, including a $20.0 million letter of credit sub-facility, and a $20.0 million swing-line loan sub-facility; and (2) a $530.0 million term loan facility (including a $100.0 million delayed draw facility) with a maturity of seven years. On April 19, 2007, we borrowed $430.0 million of the term loan facility concurrent with the merger. During the remainder of 2007, we borrowed an additional $63.5 million under the delayed draw feature of the term loan facility to finance the acquisition of an additional surgery center in St. Louis, Missouri and to finance a buy-up of ownership in five of our existing St. Louis facilities. During 2008, we borrowed $31.5 million under the delayed draw facility to finance a buy-up of ownership in five of our existing St. Louis facilities and borrowed $1.5 million to fund the purchase of a new facility in St. Louis. No additional funds can be borrowed under the delayed draw feature.
     We may request additional tranches of term loans or additional commitments to the revolving credit facility in an aggregate amount not exceeding $150.0 million, subject to certain conditions. Interest rates on the credit facility are based on LIBOR plus a margin of 2.00% to 2.25%. Additionally, we currently pay 0.50% per annum on the daily-unused commitment of the revolving credit facility. We also currently pay a quarterly participation fee of 2.38% per annum related to outstanding letters of credit. The term loans under the credit facility require principal payments each year in an amount of 1% per annum in equal quarterly installments. No principal payments are required on the revolving credit facility. In March 2009, we began to pay quarterly principal payments of $0.2 million on the outstanding balance of the delayed draw loans. At September 30, 2009, we had $515.0 million of debt outstanding under the credit facility at a weighted average interest rate of approximately 3.6%. At September 30, 2009, we had $83.4 million available for borrowing under the revolving credit facility, representing the facility’s $85.0 million capacity, net of $1.6 million of outstanding letters of credit.
     The credit facility is guaranteed by USPI Holdings, Inc. and its current and future direct and indirect wholly-owned domestic subsidiaries, subject to certain exceptions, and borrowings under the credit facility are secured by a first priority security interest in all real and personal property of these subsidiaries, as well as a first priority pledge of our capital stock, the capital stock of each of our wholly owned domestic subsidiaries and 65% of the capital stock of certain of our wholly-owned foreign subsidiaries. Additionally, the credit facility contains various restrictive covenants, including financial covenants that limit our ability and the ability of our subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock. We believe we were in compliance with these covenants as of September 30, 2009.
Senior subordinated notes
     Also in connection with the merger, we issued $240.0 million of 8 7/8% senior subordinated notes and $200.0 million of 9 1/4%/10% senior subordinated toggle notes (together, the Notes), all due in 2017. Interest on the Notes is payable on May 1 and November 1 of each year, which commenced on November 1, 2007. All interest payments on the senior subordinated notes are payable in cash. The initial interest payment on the toggle notes was payable in cash. For any interest period after November 1, 2007 through November 1, 2012, we may pay interest on the toggle notes (i) in cash, (ii) by increasing the principal amount of the outstanding toggle notes or by issuing payment-in-kind notes (PIK Interest) or (iii) by paying interest on half the principal amount of the toggle notes in cash and half in PIK Interest. PIK Interest is paid at 10% and cash interest is paid at 9 1/4% per annum. To date, we have paid all interest payments in cash. At September 30, 2009, we had $437.5 million of Notes outstanding. The Notes are unsecured senior subordinated obligations of our Company; however, the Notes are guaranteed by all of our current and future direct and indirect wholly-owned domestic subsidiaries. Additionally, the Notes contain various restrictive covenants, including financial covenants that limit our ability and the ability of our subsidiaries to borrow money or guarantee other indebtedness, grant liens, make investments, sell assets, pay dividends, enter into sale-leaseback transactions or issue and sell capital stock. We believe we were in compliance with these covenants as of September 30, 2009.
United Kingdom borrowings
     In April 2007, we entered into an amended and restated credit agreement, which covered our existing overdraft facility and term loan facility (Term Loan A). This agreement provides a total overdraft facility of £2.0 million, and an additional Term Loan B facility of £10 million, which was drawn in April 2007. In March 2008, we further amended our U.K. Agreement to provide for a £2.0 million Term Loan C facility. We borrowed the entire £2.0 million in March 2008 to acquire property adjacent to one of our hospitals in London. In September 2009, we renewed our overdraft facility through April 2010. Under the renewal, we must pay a commitment fee of 0.5% per annum on the unused portion of the overdraft facility each quarter. Excluding availability on the overdraft facility, no additional borrowings can be made under the Term Loan A, B or C facilities. At September 30, 2009, we had approximately £37.9 million (approximately $60.6 million) outstanding under the U.K. credit facility at a weighted average interest rate of approximately 4.2%.

     Interest on the borrowings is based on a three-month or six-month LIBOR, or other rate as the bank may agree, plus a margin of 1.25% to 2.00%. Quarterly principal payments are required on the Term Loan A, which began in September 2007, and approximate $4.8 million in the first and second year, $6.4 million in the third and fourth year; $8.0 million in the fifth year, with the remainder due in the sixth year after the April 2007 closing. The Term Loan B does not require any principal payments prior to maturity and matures in 2013. The Term Loan C requires quarterly principal payments of approximately £0.1 million ($0.2 million at September 30, 2009), which began in September 2008 and continue through its maturity date of February 2013 when the final payment of £0.5 million (approximately $0.8 million) is due. The borrowings are guaranteed by certain of our subsidiaries in the United Kingdom with a security interest in various assets, and a pledge of the capital stock of the U.K. borrowers and the capital stock of certain guarantor subsidiaries. The Agreement contains various restrictive covenants, including financial covenants that limit our ability and the ability of certain U.K. subsidiaries to borrow money or guarantee other indebtedness, grant liens on our assets, make investments, use assets as security in other transactions, pay dividends, enter into leases or sell assets or capital stock. We believe we were in compliance with these covenants as of September 30, 2009.
     We also have the ability to borrow under a capital asset finance facility in the U.K. of up to £2.5 million (approximately $4.0 million at September 30, 2009). The exact terms and payments are negotiated upon a draw on the facility. No amounts were outstanding at September 30, 2009.
Contractual Cash Obligations
     Our contractual cash obligations as of September 30, 2009 are summarized as follows:

	Payments Due by Period
		Within	Years	Years	Beyond
Contractual Cash Obligations	Total	1 Year	2 and 3	4 and 5	5 Years
			(In thousands)
Long-term debt obligations:
Senior secured credit facility(1)	$515,026	$5,261	$10,494	$10,457	$488,814
Senior subordinated notes, due 2017(1)	240,000	—	—	—	240,000
Senior subordinated toggle notes, due 2017(1)	197,515	—	—	—	197,515
U.K. credit facility(1)	60,602	6,907	16,215	37,480	—
Other debt at operating subsidiaries(1)	26,589	6,275	10,200	5,092	5,022
Interest on long-term debt obligations(2)	398,449	62,030	121,534	108,593	106,292
Capitalized lease obligations(3)	52,153	7,383	11,771	7,306	25,693
Operating lease obligations	71,601	14,993	23,567	14,807	18,234

Total contractual cash obligations	$1,561,935	$102,849	$193,781	$183,735	$1,081,570

(1)	Scheduled principal payments

(2)	Represents interest due on long-term debt obligations. For variable rate debt, the interest is calculated using the September 30, 2009 rates applicable to each debt instrument and also gives effect to the interest rate swaps designated in a cash flow hedging relationship against portions of the U.K. credit facility and senior secured credit facility in the U.S.

(3)	Includes related principal and interest.
     Debt at Operating Subsidiaries
     Our operating subsidiaries, many of which have minority owners who share in the cash flow of these entities, have debt consisting primarily of capitalized lease obligations. This debt is generally non-recourse to USPI, the parent company, and is generally secured by the assets of those operating entities. The total amount of these obligations, which was approximately $56.9 million at September 30, 2009, is included in our consolidated balance sheet because the borrower or obligated entity meets the requirements for consolidated financial reporting. Our average percentage ownership, weighted based on the individual subsidiary’s amount of debt and capitalized lease obligations, of these consolidated subsidiaries was 48% at September 30, 2009. Similar to our consolidated facilities, our unconsolidated facilities have debts, including capitalized lease obligations, that are generally non-recourse to USPI. With respect to our unconsolidated facilities, these debts are not included in our consolidated financial statements. At September 30, 2009, the total debt on the balance sheets of our unconsolidated affiliates was approximately $280.2 million. Our average percentage ownership, weighted based on the individual affiliate’s amount of debt, of these unconsolidated affiliates was 25% at September 30, 2009. USPI or one of its wholly owned subsidiaries had collectively guaranteed $13.2 million of the $280.2 million in total debt of our unconsolidated affiliates as of September 30, 2009. In addition, our unconsolidated affiliates have obligations under operating leases, of which USPI or a wholly owned subsidiary had guaranteed $16.6 million as of September 30, 2009. Some of the facilities we are currently developing will be unconsolidated affiliates. As these facilities become operational, they will have debt and lease obligations.
     In connection with our acquisition of a controlling equity interest in a surgery center in 2007, we had the option to purchase additional ownership in the facility during a specified time period in the purchase agreement. If we did not exercise the purchase option, we were required to pay an option termination fee, which was equal to the lesser of an EBITDA calculation, as specified in the purchase agreement, or $1.0 million. We have elected not to exercise our option and have accrued a termination fee of $0.4 million at September 30, 2009.
     We acquired an additional facility in 2007 that had a similar option termination fee clause in its purchase agreement, except that the option termination fee is the lesser of an EBITDA calculation, as specified in the purchase agreement, or $2.5 million. We elected to purchase only a portion of the ownership as stated in the agreement and therefore accrued a $1.5 million termination fee at September 30, 2009. The parties agreed to another purchase option that can be exercised at any time during the 60 day period following September 30, 2011 or the remaining $1.0 million option termination fee would be required to be paid.
     Accordingly, $1.9 million of termination fees were expensed in September 2009 and are included in “Other, net” in the accompanying consolidated statements of income. These fees were paid in cash in October 2009.
     In addition, our U.K. subsidiary has begun expanding our Parkside hospital, already our largest facility. Located outside London in the Wimbledon area, this facility’s expansion is expected to cost approximately £11.5 million (approximately $18.4 million) over the next two years.
Related Party Transactions
     Included in general and administrative expenses are management fees payable to an affiliate of Welsh Carson, which holds a controlling interest in our Company, in the amount of $0.5 million and $1.5 million for the three month and nine months ended September 30, 2009 and 2008, respectively. Such amounts accrue at an annual rate of $2.0 million. We pay $1.0 million in cash per year with the unpaid balance due and payable upon a change in control.
     In June 2009, we agreed to lend up to $10.0 million to Trinity MC, LLC (Trinity), an acute care hospital in the Dallas/Fort Worth area. A majority interest (71%) in Trinity is owned by BRMCG Holdings, LLC, a wholly owned subsidiary of Baylor Regional Medical Center at Grapevine, a controlled affiliate of Baylor Health Care System (Baylor). Trinity operates Baylor Medical Center at Carrollton (BMCC). We have no ownership in Trinity. The revolving note earns interest at a rate of 6.0% per annum, is due on demand and, if not called earlier, matures in December 2009. The principal on the revolving note is reduced daily by sweeps from certain of Trinity’s bank accounts and advances of additional principal are made as requested by Trinity. Trinity’s accounts receivable and certain deposit accounts are held as collateral by us. At September 30, 2009, approximately $4.0 million was outstanding under the revolving note agreement and is included in “other receivables” on the accompanying consolidated balance sheet. Baylor’s Chief Executive Officer is a member of our board of directors. One of our Vice Presidents is a member of the Board of Managers of BMCC. We believe the terms of the revolving note were negotiated at arms’ length.
New Accounting Pronouncements
     In August 2009, the FASB issued Accounting Standards Update No. 2009-5, Measuring Liabilities at Fair Value (ASU 2009-05). ASU 2009-05 amends ASC Topic 820, Fair Value Measurements and Disclosures. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: (1) a valuation technique that uses (a) the quoted price of the identical liability when traded as an asset or (b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or (2) a valuation technique that is consistent with the principles of Topic 820. ASU 2009-05 is effective on October 1, 2009 for us. We do not believe that the adoption of ASU 2009-05 will have a material impact on our consolidated financial statements or disclosures.

     In June 2009, the FASB issued SFAS No. 168, The “FASB Accounting Standards Codification” and the Hierarchy of Generally Accepted Accounting Principles (SFAS 168). SFAS 168 establishes the FASB Accounting Standards Codification to become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC are also sources of U.S. GAAP for SEC registrants. SFAS 168 was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of SFAS 168 did not have any impact on our consolidated financial statements or disclosures.
     In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (SFAS 167). SFAS 167 will amend portions of ASC 810, Consolidations, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar) interests should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities that most significantly impact the other entity’s economic performance. SFAS 167’s changes to ASC 810 require a number of additional disclosures about an entity’s involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The changes to ASC 810 apply to us beginning on January 1, 2010. We are currently evaluating what impact SFAS 167’s changes will have on our consolidated financial statements and disclosures.
     In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165). SFAS 165 is now included in the ASC as Topic 855, Subsequent Events. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 was effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on our consolidated financial statements.
     In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP). This FSP amends portions of ASC 715, Compensation — Retirement, to provide guidance on employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. We do not expect the FSP’s changes to ASC 715 will have a material impact on our consolidated financial statement disclosures.